The Valeant Approach –
An Enduring Engine for Growth
May 28, 2014
Filed by Valeant Pharmaceuticals International, Inc.
(Commission File No. 001-14956) pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company:  Allergan, Inc.
Commission File No.: 001-10269
The following is the presentation used during Valeant’s
Investor Presentation on May 28, 2014:

Forward-looking Statements
Forward-looking Statements
This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws.
These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire
Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans.  Forward-looking statements may be identified by the use of the words
“anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,”
“designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements.  These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”)
and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in
Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference.  Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the
CSA, and include, but are not limited to:
The ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction  with
Allergan and that Allergan will reject a transaction with Valeant;
If a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;
The effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;
The effects of governmental regulation on our business or potential business combination transaction;
Ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;
Our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;
The impact of competition from other market participants;
The development and commercialization of new products;
The availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;
Our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and
The risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.
All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement.  Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof.  Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes

More Information
Additional Information
ADDITIONAL INFORMATION
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan, Inc. (“Allergan”). In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if
a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or
Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND
ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS
FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available)
and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at
http://www.sec.gov.
Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information
regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.
Non-GAAP Information
To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the Company uses non-GAAP financial measures that exclude certain items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the Company’s core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP; therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. The Company has provided preliminary results and guidance with respect to cash earnings per share, adjusted cash flows from operations and organic product growth rates, which are non-GAAP financial measures. The Company has not provided a reconciliation of these preliminary and forward-looking non-GAAP financial measures due to the difficulty in forecasting and quantifying the exact amount of the items excluded from the non-GAAP financial measures that will be included in the comparable GAAP financial measures. Reconciliations of historical non-GAAP financials can be found at
www.valeant.com.
Note 1:  The guidance in this presentation is only effective as of the date given, May 28, 2014, and will not be updated or affirmed unless and until the Company publicly announces updated or affirmed guidance.

What We Will Show Today
Our extremely talented, hard-working business leaders, working in a decentralized model, are relentlessly focused on and delivering organic growth
We have maintained / accelerated revenue growth for
nearly every platform asset we have acquired
Bausch + Lomb’s organic growth has accelerated from 4%
to 10%+ since acquisition, almost exclusively through
volume growth. We remain on track to over-achieve our
original cost synergy targets
Our output-driven R&D approach has delivered more
launches than most competitors, as evidenced by 19 US
launches in 2014

What We Will Show Today  (continued)
We have a rich late-stage product pipeline. We will continue to augment this pipeline with late stage product in-licensing,
partnerships and acquisitions to bring additional innovation to the marketplace
We would deliver on Allergan’s post-approval requirements at lower cost and would also continue to invest in expansion of indications,
(e.g., Botox), but in a leaner R&D model
Our strong track record of smart and disciplined capital deployment has generated superior cash-on-cash returns on our acquisitions. In aggregate, we are significantly ahead of our original deal models in cash flow generation
Our operating model will substantially accelerate Allergan’s growth in emerging markets

30 Years Healthcare Experience
–
Pharma
–
Consumer
–
Medical devices
–
Payors
–
Strategy
–
Commercial
–
Organization
–
R&D
–
Operations
23+ years at McKinsey working with leading companies
Worked on a broad range of topics
Last 6+ years building Valeant

Observations on the Pharma Industry…Looking Back
Industry of great people working to do good things for patients and doctors
Worked when R&D productivity was high, pricing was free, intellectual property was honored, managed care was weak, reimbursement
challenges were limited as was regulatory oversight on promotional activities
Spend as much as company can afford on R&D; maximize “shots on goal” (which worked when productivity was high)
Rely on intellectual property to create enduring “17 year” assets
Divest products as they near expiry (so they won’t hit “patent cliff”)
Focus on largest therapeutic areas to create blockbusters drugs
Build centralized global functions (e.g., sales, marketing, operations,
R&D) to support “blockbuster” strategy
Create global infrastructure (e.g., IT, systems, regulatory) to enable all products to be sold in all markets
Most companies followed the same formula:

My Perspective on What Matters Going Forward
Eliminate bureaucracy and slow decision-making
Become superior allocators of capital
Drive R&D decisions on value of output, not on target spending levels
Take advantage of overcapacity in manufacturing and R&D by
buying outside at variable cost
Challenge traditional bias that in-house resources are always superior and cheaper
Focus on small products with attractive margins
Deliver transformational, not marginal, cost reduction efforts
Recognize that the next generation of durable assets will not depend on patents, but will resemble consumer products
…Like many industries (e.g., autos, steel, airlines) business model innovation must come from the outside

Valeant’s Strategy and Operating Model
–
Committed to R&D, focused on “outputs” not “inputs”
–
Lean cost structure
–
Decentralized organization
–
“International” not “global”
–
Durable products
–
High-growth markets
–
Smaller assets
–
Therapeutic areas/geographies where physician relationships matter
–
Capital allocation decisions through shareholder filter
Great people who care about patients and doctors…and also work hard and wear multiple hats
A different operating model:
Relentless focus on organic growth and creating shareholder value

Valeant’s Approach to Capital Allocation
Deliver consistent shareholder returns over the medium and long term
Find durable assets (~85% of Valeant sales) - e.g., OTCs,
branded generics - and accelerate growth
Continue to buy shorter-lived assets where we can generate
exceptional short-term financial returns, essentially risk free
(~15% of Valeant sales) - e.g.,Targretin, Retin-A Micro, Elidel -
even though they may mask true underlying organic growth in
some years
Take advantage of short term opportunities in pricing, but focus primarily on unit growth
Focus on products relevant to each local market
Require exceptional short- and long-term returns for all deals and recognize there is a walk away price no matter how
“strategic”

Today’s Meeting
You will hear directly from Valeant’s management team
We are confident this will demonstrate our strategy and
operating model…
…and reveal the excitement and commitment our people bring
to serving patients and health professionals…and as
shareholders

Our Presenters
Today’s
speakers
manage
~85% of
sales and
will cover
75% of our
business
Gaelle Waltinger
VP, Western Europe
John Connolly
VP, Russia and CIS,
General Manager Russia
Steve Sembler
President, OraPharma,
Sr. VP, Neuro / Other
Howard Schiller
Executive VP, CFO
Dr. Pavel Mirovsky
President and General
Manager, Europe
Theo  Melas-Kyriazi
12 year Valeant Board Member
Member of Audit & Transaction
Committees
Joe Gordon
General Manager, Consumer
Health Care
Dr. Leszek Wojtowicz
VP and General Manager,
Poland
Tom Appio
VP, North Asia / Japan
Tracy Valorie
VP, Marketing Pharmaceutical
Ophthalmology
Dr. Tage Ramakrishna
Chief Medical Officer, Head
of R&D and Quality, U.S.
Deb Jorn
VP, Marketing Dermatology

Agenda
The First 3 Years
Topic
Update on Bausch + Lomb Growth and Value Creation (Blueprint for Allergan)
Developing New Market Platforms
Creating Leadership Positions in Emerging Markets
Unique Innovation Model and Future Pipeline
Presenter
Revised Bid for Allergan and Next Steps
Track Record in Capital Allocation
Our Response to Yesterday’s Allergan Release
Coria
Dow
Aton
Biovail
OraPharma
Dermatology
EMEA
Poland
Russia
US B+L businesses: Rx, Lens, and Surgical
US B+L Consumer
B+L Western Europe
B+L China
Review of past deals
Review Bausch + Lomb
Mike Pearson
Steve Sembler
Deb Jorn
Dr. Pavel Mirovsky
Dr. Leszek Wojtowicz
John Connolly
Tracy Valorie
Joe Gordon
Gaelle Waltinger
Tom Appio
Dr. Tage Ramakrishna
Howard Schiller
Howard Schiller
Mike Pearson

13 Speakers The First Three Years

Key Elements of Legacy Valeant Turnaround
–
Divested Western Europe, Asia, Argentina
–
Invested in Canada and Poland/CEE
–
Turned around Mexico and Australia
–
Eliminated internal fixed costs
–
Partnered out Retigabine and Taribavirin
–
Only maintained core R&D spend (e.g., pharmacovigilance)
–
Repurchased shares, converts, senior notes (~$2.2B)
–
Began making acquisitions in priority businesses
Replaced the entire executive management team
In the US, de-emphasized Neurology, emphasized Dermatology
Refocused ex-US geographic footprint based on growth prospects and strength of management
Significantly reduced R&D spend
Redeployed cash to create shareholder value

What We Accomplished in My First Two Years
2007 2009
$ 618M Revenue
1
$ 847M
68 Number of Countries 8
1% Growth 20%
8% Operating Margin % 28%
$93M Cashflow from Operations $226M
US: Retigabine, Taribavirin & Diastat NS
ROW: Minimal
Pipeline
US: Retigabine, Taribavirin, IDP 107,
108, 113 & 115
Canada & Australia: BEMA Fentanyl,
Sublinox, Ziana
Branded Generics Europe: >30 projects
Branded Generics Latam: >30 projects
$718M
(Maturity 2010, 2011 & 2013)
Debt
$601M
(Maturity 2010, 2013 & 2016)
$309M (Dec 31, 2007)
Cash
$68M (Dec 31, 2009)
94M (Dec 31, 2007)
Shares
84M (Dec 31, 2009)
~2,000 Number of SKU’s ~1,000
1 Constant USD

16 Early Acquisitions 22 21 15 14 27% 12% 33% (0.6%) Quarters owned Organic Growth Since Acquisition PY through 2013 (CAGR)

Coria’s Organic Growth Since Acquisition
23
2014E
62
2012
129
2010 2009 2011
44
79
2013
31
103
2008
(acquired
Oct 16)
24
2007
Coria products revenues¹
USD Millions
Key growth drivers
–
CeraVe
–
Atralin
1 Excludes Cloderm sales
27% CAGR
26%
CAGR
Key products
Invested in CeraVe, promoting
OTC with Derm sales force
Promoted Atralin with an
increased Derm sales force of
~180
Increased CeraVe SKUs from
4 to 18 through internal
development
Beginning international
CeraVe expansion in Mexico,
Brazil, Canada, and China
Divested Cloderm for 6x sales

Dow Acquisition Provided an R&D Platform
x
US Peak sales
Products launched
Pipeline
$300-800M $200-300M
IDP-118
Psoriasis
$36M
$50-75M
Extensions
Onexton
$70M
R&D capabilities:
2014 expected launches
$5-60M
IDP-120
Acne
$20-30M
RAM .08%
Expertise / specialization: formulation development, analytical sciences, QA, RA, toxicology, and clinical development
Facilities and equipment: formulators and clean rooms

Aton Delivered New Platforms in Orphan Drugs
and Ophthalmology
Aton sales performance pre- vs. post-acquisition
USD Million Revenues
Ophthamology
Neurology
Accelerated growth by:
–
Direct promotional
partners
–
Patient assistance
programs
59
78
96
148
206
19
27
33
37
53
60
105
2012
259
185
2013 2014E
130
2011 2010
(acquired
in May)
78
2009
33% CAGR
37%
CAGR
Building infrastructure
for orphan assets
Investing in
Ophthalmology sales
force, MSLs, and
reimbursement
services

Overview of Biovail Merger
Merged with Biovail on September 28
th
, 2010
–
Zovirax – from $146M in 2009 to ~$251M in 2012
–
Wellbutrin XL – from $162M in 2009 to $173M in 2012
1 In constant USD
Global sales of ~$820M in 2009
A US business of tail assets that have been managed for value until loss of exclusivity
A Canadian business that we have grown; ~$87M
1
in
revenues in 2009 to ~$118M
1
in 2013 (8% CAGR)
A new corporate structure (effective tax rate from 36% in 2009 to 3.1% in 2013)

EBITA Generation and Tax Savings from Biovail Merger
1 As of Q1 2014
Valeant cash tax rate under new
corporate structure
Cash tax rate, Percent
2,636
2,429
2,503
Cumulative EBITA
1
~5,000
Cumulative
returns
Biovail value
at merger
announcement
Purchase price and returns
USD Millions
3.1
2013 2009
36.0
Est. Corporate
structure benefits

22 Speakers Developing New Market Platforms

23 Speakers Steven Sembler President, OraPharma, Sr. VP Neurology / Other Products

Steven Sembler
President, OraPharma, Sr. VP Neurology / Other Products
Background
–
Chief Commercial Officer, OraPharma
–
Sr. VP, Chief Commercial Officer, Eisai
–
Sr. VP, Oncology and Hospital Businesses
–
VP, All Specialty Care Businesses
–
VP and Business Unit Head for Oncology
–
Executive management roles in Oncology and
Hospital businesses
Education
30 years in Pharma and Healthcare industry
OraPharma
(2 years)
Eisai Pharmaceuticals
(2 years)
Roche Laboratories
(5 years)
GlaxoSmithKline
(3 years)
Bristol-Myers Squibb
(16 years)
B.A., Psychology and Sociology, University of Missouri

Why We Acquired a Dental Platform:
Dental is an attractive market that fits
Valeant’s focused investment criteria
$20B US market growing at ~6% per
year
Primarily cash-pay
Doctor-dispensed
Relationship-driven physician model
Big Pharma is not present
Opportunity to expand this platform
outside the US

How We Optimized the OraPharma Commercial Model
–
Increased specialty dental sales force from 100 to 150 reps in Q1
2014 (largest in industry)
–
Expanded Rx Access program
–
Developed relationships with specialty pharmacies
–
Established key relationships with Dental Group Practices
–
Continued investment in R&D to grow the pipeline
–
Aligned SG&A resources to support business needs
–
Eliminated “Low Return on Investment” initiatives for marketing spend
–
Rationalized OPEX spend to align revenue and profit growth
objectives
Increased investment in commercial and customer facing
activities
Streamlined costs

Substantial Organic Growth Under Valeant Model
120
108
42
86
85
80
82
54
+11%
+1%
+9%
-3%
2014E 2013 2H 12
96
1H 12 2011 2010 2009 2008
x CAGR
J&J ownership PE ownership Valeant ownership
OraPharma Arestin revenues
USD Millions
Strong sales growth
primarily driven by
increased volume
(TRx up 10% from
2012-2013)
Increased operating
margins from 28%
to 49% from 2012-
2013

Bone regeneration expansion
Oral hygiene care products
(e.g., oral products to treat
xerostomia / dry mouth)
Gum disease products to
supplement Arestin
Enamel strengthening products,
specialized toothpaste / gels to
help prevent cavities from
occurring
Significant expansion
opportunities outside of the US
Launches and re-launches
Significant business development &
R&D  opportunities
2016+
Titanium
Reinforced
2015
Peri-implantitis
(two phase III
trials underway)
Bone, Soft
2014
2013
Robust Future Pipeline and Growth Prospects

My Personal Reflections . . .
I joined Valeant through the OraPharma acquisition
I have found the independence provided to me as a business
unit head via the decentralized approach allows me to set the strategies that will grow my businesses
I am able to determine the assets to be placed into my
business portfolio and have responsibility for identifying and negotiating terms for acquisition targets
Valeant has demonstrated a commitment and willingness to
invest in business platforms (mine and others) that offer
growth potential
There is no doubt in my mind that OraPharma is much further
ahead today than where it would have been without Valeant’s
operating model in terms of its future growth prospects and
continued expansion of the dental platform

30 Speakers Deb Jorn Vice President Marketing Dermatology

Deb Jorn
Vice President Marketing Dermatology
Background
–
VP for Women’s Healthcare and Fertility
–
VP for Allergy, Respiratory, and Urology
–
VP for Internal Medicine
–
VP for Detrol / Detrusitol and Urology
–
Executive Director, Worldwide Human Health Marketing;
Respiratory Products; senior marketing roles
Education
30+ years in Pharma industry
Bausch + Lomb;
VP and CMO (3 years)
Schering-Plough
(5+ years)
J&J
(2 years)
Pharmacia Corporation
(2 years)
Merck
(20 years)
M.B.A., NYU Stern Graduate School of Business
Administration
B.A., Rutgers University

Why We Continue to Invest in Medical Dermatology
–
Aesthetics:
Similar doctors and call-
points
–
Consumer:
Physician detailing of
CeraVe and other brands
1 Excluding oral antibiotics, biologics and aesthetics
Large, growing US market with $7.1+B
1
in
sales and a 6-7% growth rate
Doctors drive decision-making and prefer
trusted manufacturer brands
Relationships with physicians critical to
prescription choice
Market is largely commercial and
cash-pay
Complementary to existing Valeant
platforms

1 Excludes biologics and aesthetics
Source: PHAST Integrated Monthly Month Ending March, 2014
Valeant Is the Leader in the $7.1 Billion US Medical
Dermatology Market
1
Dermatological, Ethical MAT Dollar Sales
USD Millions

34 Source: PHAST Integrated Monthly Month Ending March, 2014 Valeant Is Ranked #1 in the Two Largest Sub-Classes of the Dermatology Category Sales Contribution of Dermatological Subclasses

–
Retin A Micro
–
Zovirax
–
Vanos
–
Benzaclin
In 2013, We Faced Challenges
4 of our top 10 products across all of Valeant lost
exclusivity in 2013; all in Medical Dermatology:
Field force disruption as a result of integrating multiple
companies and re-structuring
Increased managed care pressure

36 2014 – Return to Growth

We Turned Around Solodyn – It Continues as the
Leader in Oral Antibiotics and has Returned to Growth
Source: PHAST Prescription Weekly & AF Data
Solodyn Branded TRx Market Share Among Dermatologists

38 Acanya is the Market Leader in the Branded Clindamycin / BPO Segment Among Dermatologists Source: PHAST Prescription Weekly & AF Data Acanya Branded TRx Market Share Among Dermatologists

39 Elidel is Gaining Share in the TCI Market Source: PHAST Prescription Weekly & AF Data

Onset Products Will Expand Valeant’s Portfolio in
Atopic Dermatitis and Acne (Pending FTC Approval)
•
Locoid is the #1 prescribed branded mid-potency steroid
•
Hylatopic is the #1 prescribed 510(k) product for dermatitis in the US
•
Aurstat is currently the #1 prescribed non-steroid / non-antihistamine anti-itch gel
•
Clindagel is the #1 prescribed topical branded clindamycin

Highlights of New Dermatology Launches
Brand (US peak sales)
Jublia ($300-800M)
New azole antifungal with low surface tension allowing
for unsurpassed absorption into the nail bed for
the treatment of Onychomycosis; pending FDA
approval
Luzu ($50-75M)
Only topical azole antifungal approved to treat
interdigital tinea pedis in 2 weeks with once-daily
dosing and efficacy demonstrated at 4 weeks post-
treatment
Onexton
($50-75M)
New topical clindamycin / BPO combination product for
the treatment of acne; pending FDA approval
RAM 0.08%
($20-30M)
0.08% formulation, new topical option for acne with a
new strength
Bensal HP
($25-75M)
Topical ointment indicated for inflammation and
irritation associated with many common forms of
dermatitis

42 Luzu Case Study: Unlocking the Potential Introducing Luzu; video animation of running man accompanied by music was inserted at this point of the presentation

Marketing Launch Strategy Focused On Differentiation vs. Competition Interdigital Tinea Pedis Tinea Cruris / Corporis 43

44 LUZU Launch Campaign: Multi-Faceted Physician “Surround Sound” Visual Aid iBook Sales Aid Annotated PI Flashcard Shelf Talker Waiting Room Brochure Patient Tear Sheet Pharmacy Sell Sheet

45 Professional Medical Education Significant Booth Presence Building Advocacy: Major Presence at DERM & Podiatry Meetings January April March June June November

46 LuzuRx.com Journal Ads DermTube Banner Ads eBlasts Targeted Non-Manpower Promotion Supports Rapid Awareness and Prescribing

In Just 5 Weeks, LUZU Captured 5% Share of the
Branded Topical Antifungal Market
Weekly TRx Weekly Market Share
Source: WK Pharmaceutical Audit
Luzu
5%
5%
4%
3%
2%
1%
0%
28-Mar 4-Apr
11-Apr 18-Apr
25-Apr
2-May

Large market: 35M patients in US
suffer from onychomycosis
3.5M prescriptions are written annually
for these patients
Derms and Podiatrists are the
most productive specialties
JUBLIA is designed to penetrate the
toenail and kill the fungus where it lives
JUBLIA for Onychomycosis: Approved in Canada; US
approval pending FDA Review (June 20
th
)

High Energy, Dynamic Organization
Strong Bent Toward Action
Relentless Pursuit of New, Innovative Approaches
Non-Hierarchal, Flat Organization
Rapid Decision Making
Autonomy with High Accountability
My Personal Perspective on Valeant Versus Other
Pharmaceutical Companies
Based on 30+ Years in the Industry,
Valeant is the “Antithesis” of Big Pharma

50 Speakers Creating Leadership Positions in Emerging Markets

51 Speakers Dr. Pavel Mirovsky President & General Manager, EMEA

Dr. Pavel Mirovsky
President & General Manager, EMEA
20+ years in Pharma / Medical industry with international
background
PharmaSwiss
(2 years)
–
CEO
IMS Health
(4 years)
–
Vice President
Polpharma
(3 years)
–
President and CEO
Aventis
(5 years)
–
Regional GM  Poland & Baltics, VP NE / ME
RPR
(5 years)
–
Country Manager, GM, Country representative
M.D., PhD, Faculty of Medicine at Charles University
M.B.A., The French-Czech Institute of Management
(IFTG)
Background
Education

EMEA Overview
Developed
EMEA
42
58
Emerging
EMEA
Revenue breakdown
Percent, 2014 = $2.2B
1 Constant USD
–
Western Europe
–
Poland
–
Russia and CIS
–
Turkey and MENA
–
CEE, Baltics, Balkans and Adriatrics
Poland, Turkey, Middle East
and contact lenses
5 regions:
Prioritized strategic markets:
Russia,
Focused on
branded generics, OTCs,
1

394
2007 2006 2010 2009 2008
119
112
2012
101
2011
604
1,263
150
172
826
2013 2014E
Revenues
Constant USD Millions
EMEA Emerging markets: 8% Organic Same Store
Sales Growth
Acquisitions
Organic same store
sales growth (08-13):
+8%
Organic same store
sales growth (13-14E):
+13%

Our Strategy in European Emerging Markets
Non-reimbursement dependent products and segments
Targeting high-growth markets:
ophthalmology, dermatology, aesthetic medicine,
OTC and branded RX generics (rich pipeline built for at least 5 years)
Very active BD:
tuck-in opportunities sourced by local line management
Maximizing returns by shifting resources in line with market trends
–
Investment increase in high growth markets (Turkey, Russia, CIS, Middle East)
The GM is king or queen
– this allows speed, customer focus, and local product
portfolios
Focus on durable businesses
Investment strategy (geographies)
Business development
Decentralization

Current Level of Organic Growth Expected for the Next
Decade
Geo-expansion
– ~$80M opportunity to launch existing products into new
markets leveraging in-house production
Rich pipeline –
~300 new product launches each year across 70+ countries
with peak 3-year turnover of ~$150M
In-house development –
smart galenic formulations
Growth of current portfolio
– continue focused promotion to gain share and
capture pricing upsides

EMEA doubled in size with the Bausch + Lomb integration; this also gave us a platform for Turkey, Middle East and Western Europe
We . . .
. . . integrated and simplified all the structures
. . . kept and on-boarded the best people
. . . grew our combined business
. . . delivered or exceeded sales and EBITA targets and expect to exceed synergy capture targets of $198M (vs. $178M planned). We captured a 40% run-rate by the end of 2013 and are ahead of plan to capture 97% by the end of Q3 2014
We are ready for another M&A including Allergan
and will do exactly
the same, perhaps more efficiently with the gained experience
Overview of the Bausch + Lomb EMEA Integration

My Personal Reflections . . .
We are running a highly profitable business, improving our
gross margin and EBITA every year
We are achieving double digit organic growth in 2014 and
keeping extremely lean through our decentralized structure
with emphasis on entrepreneurship and the General
Manager role
We have a clear and aligned strategic agenda in place for
each region and each VP, and are on track to execute it
We are learning from each acquisition, big and small, and
are ready for the next challenge

59 Speakers Dr. Leszek Wójtowicz Vice President and General Manager, Poland

Dr. Leszek Wójtowicz
Vice President and General Manager, Poland
Background
–
GM, Poland
–
Sales and Marketing Director, Central Europe
–
Sales and Marketing Director, Poland
various sales and marketing positions (10 years)
Education
20 years in Pharma industry
Valeant
(10 years)
Upjohn, Pharmacia & Upjohn, Pharmacia, Pfizer
in
M.D., Medical University of Silesia
M.B.A., University of Minnesota

Poland Overview
Market grew at ~4% between 2008 and 2013; Valeant
grew at ~9% organic same stores sales growth
No. 2 BGx company in Poland
80% of products are non-government reimbursed (OTC
and BGx)
Sustainable leading branded generic and OTC portfolio
Bisocard $27M sales; #1 product in Poland (in volume)
In 2012, moved from government reimbursement list to
cash-pay given strength of brand
14% growth in 2013
Other top products:
Corhydron (#1 in market)
Hydroxyzinum (#1)
Diosminex (#1)
Dexaven  (#2)

Poland: 9% Organic Same Store Sales Growth
308
13
262
12
213
11
174
10
128
09
119
08
90
07
83
06
75
2005 2014E
71
Revenues
Constant USD Millions
Organic same store sales
growth (08-13):
+9%
Organic same store sales
growth (13-14E):
+9%

Poland: Key Product Launches
Year of launch
2008
Adipine
Finanorm
Tamsunorm
2009
Anastralan
Donectil
Maxibiotic
Presartan
Quentapil
2010
Letralan
Ristidic
Tetrix
2011
Citaxin
Lacillus
Momederm
Taliximun
2012
Aneptinex
Defibrotide
Exbol
Grypolek 24
Halaven
Moviprep
Mycofenolate
Prazolacid
Relamax
Sachol sol.
Silectus
Tasectan
Trimepect
Zanacodar
Zopridoxin
2014
4Flex Silver
Acnelec
Aspulmo
Bimatoprost
Chlorigardin
Clarderin
Diosminex max
Eplerenon
Esomeprazol
Fastgrip
Falvit Beauty
Kefort
Relamax Stres
Venozel
Vitaral junior
2013
Aqua slim
Appetite Control
Crosuvo
Escitalopram
Lamifortan
Levetiracetam
Lioven max
Neoxen
Ropinirol
Timolol
Vitaral cardio
40+ new launches between 2008 and 2013 and 15 new launches expected in 2014
Sales from new products expected to reach ~$43M in 2014

Robust Future Pipeline in Poland
Ophthalmology
portfolio
Bimatoprost PFO3
Dorzolamide PF
Dorzolamide+Timolol PF
Levocabastine PFMD
Brimonidine+ TimoIoI
Cefuroxime
Besivance
Matoprost+Timolol
Travoprost PF
Travoprost+Timolol PF
Dermatology
portfolio
FaceIine
Tacrolimus
Bodyline
Tretinoin cream
OTC portfolio Paracetamol/Phenira-
mine/Ascorbic acid
Caphosol
Utipro
Other branded
generics
portfolio
Aripiprazole
Aripiprazole ODT
Betamethasone inj.
Bortezomib
Rivastigmine patch
Erwinase
Kidrolase
Oxycoden LF
$13.4M $14.6M
2016 2015 2017-2019
Total peak sale
revenues (estimate)
1 Additional products under negotiation, peak sales not included in current estimate for 2017
$14.0M+
Vision Care /
Surgical portfolio
Biotrue ONEday
OCD
Zeus
Lancement teneo
Lancement nouvelle
generation Victus 3.2
Endolaser
High speed vitreotome
Victus extensions
Ongoing negotiations in
key categories:
Ophthalmology
Dermatology
Aesthetics
Podiatry
OTC
Allergy/ pulmonology
1

Valeant is Investing in DTC for Core OTC Brands
Major OTC Products with on-going
DTC
Diosminex, Systemic antivaricose
Chlorchinaldin, Sore throat remedies
4Flex, Joint care
Falvit, Multivitamins
Others
2013 TV, radio, and
other media spend
~$ 1.8M
~$ 1.5M
~$ 1.3M
~$ 0.9M
~$ 3.8M
DTC spend is ~25%
of listed products’
revenues
Total ~$ 9.3M

66 Overview of Poland Organization General Manager Poland (1532 FTEs) R&D (57 FTEs) Sales (411 FTEs) Marketing (32 FTEs) Regulatory / Supply chain (13 FTEs) G&A (21 FTEs) Manufactu- ring (997 FTEs)

Built brand loyalty and market leading positions
(e.g., 4 of top 5 brands
are #1) and
above market growth
–
Focused on building branded generics loyalty
–
Optimized customer coverage with ~400 sales reps (fifth largest in
Poland)
Wide distribution channel coverage
across Poland, e.g., pharmacy
chains, DTC distribution
Valeant is a
well-recognized player in Poland
Focus on building platforms
independent from national payers
–
Invested in self-pay Rx and OTC portfolio, including small targeted acquisitions (e.g., Croma)
Highly experienced local management
with backgrounds in multinational
companies
Confident in our ability
to maintain / accelerate current growth trajectory
Valeant Has Achieved Sustainable Growth

Four separate BUs combined into one: Bausch + Lomb
Pharma, Bausch + Lomb Vision Care, Bausch + Lomb
Surgery, Valeant Ophthalmology
Eliminated unnecessary layers
90% of field force successfully integrated in Valeant team
Achieved back-office synergies of 95%
Integration completed by September 2013, with full team in
place and field force working together
Overview of Poland Bausch + Lomb Integration

My Personal Reflections . . .
We empower people in the Valeant way: best decisions made by local managers, fast implementation, energetic, powerful and highly competitive organization
We have a lean cost structure with high involvement of the local management; our fast paced and effective implementation of
changes makes a difference in the market and makes Valeant
highly competitive vs. other pharma companies
Our entrepreneurial environment develops employees, empowers them and leads to the success of individuals and the Company
Our organic growth since 2008 has outgrown the market
significantly. Profitability has grown even quicker (>30% a year on average since 2008)

70 Speakers John Connolly Vice President, Russia and CIS; General Manager, Russia

John Connolly
Vice President, Russia and CIS, General Manager Russia
Background
23 years in Pharma industry
PharmaSwiss
(4 years)
–
Regional GM South East Europe
Wyeth
(5 years)
–
Commercial Director Central Eastern Europe
–
Country Manager Romania & Southern Balkans
–
Country Manager Russia
Eli Lilly
(11 years)
–
BD Manager Central Eastern Europe
–
Area Manager Russia and CIS
–
Marketing Manager Russia and CIS
–
National Sales Manager Russia
–
Country Manager Kazakhstan, Central Asia, Ukraine
Education
B.Sc. (Mgmt.) Trinity College Dublin, Ireland
M.B.A., Fuqua School of Business, Duke University

Since entry Valeant has consistently outgrown the market:
–
Market grew 5% from 2011-2013
–
Valeant grew 16% (same store organic growth) from 2011-2013
–
B+L business grew 14% YoY in first 6 months of Valeant ownership
85% of Valeant products have free pricing, 94% of Valeant sales are
OTC or self-pay Rx products
Strong OTC, Ophthalmology, Cardio / Neuro, Derma platforms
Acquisitions of Sanitas, Natur Produkt, Gerot Lannach assets;
significant additional opportunities in tuck-in business development
Market leaders 2013 revenue growth
–
Thrombo ASS (Low dose aspirin) 13%
–
Neuromultivit (Multi-vitamin) 33%
–
ReNu (Lens solution) 5%
–
Naturino (Children’s aspirin) 15%
–
Sage (Herbal throat remedy) 15%
–
Cholisal (Ulcerative gingivitis) 14%
–
Ocuvite (Eye vitamin) 26%
–
Antigrippin (Anti-flu) 17%
Valeant key brands
Russia Overview

Russia: 16% Organic Same Store Sales Growth
Acquisitions
Product Sales
Constant USD Millions
Organic same store sales
growth (13-14E):
+19%
2010 2011 2013 2012 2014E
329
76
194
0
9
Organic same store sales
growth (11-13):
+16%

74 Overview of Russia Organization General Manager Russia, VP Russia and CIS (633 FTEs) Regulatory Affairs (10 FTEs) Sales (517 FTEs) Marketing (29 FTEs) Supply chain (13 FTEs) G&A (62 FTEs)

My Reflections on the Current Russia Environment
Russia is the No. 9 pharmaceutical market globally. It will continue to grow and
Valeant will seize the opportunities that are here. Locally, we are already working on this
Russian consumers want quality pharmaceutical brands. Brands are resilient and most consumers are happy to see ‘Made in Austria, Germany, Poland’ on a pack. Our brands are well known and trusted
What is happening in Russia has impacted us primarily through currency devaluation.
However, we work in the non-reimbursed / non-premium segments of the market thus mitigating risk
There is a market slowdown, driven by macroeconomics. However, we will continue to grow by focusing on disciplined execution and leveraging our excellent umbrella brands such as Bausch + Lomb and Natur Produkt (“Brilliant at the Basics”)
The Eurasian Customs Union and the planned (2015) Eurasian Economic Union should make doing business easier in the next few years in this Region. Our entire
CIS business will benefit

July 2013:
Pre-integration meetings with Russia and CIS GMs and B+L Russia leadership team
Developed detailed Plan for integration incl. communication and Town Hall meetings to begin execution from Day 1 (August 7 )
September 2013:
Integrated sales conference with full attendance from B+L sales team
October 2013:
Physically moved B+L employees to the Valeant office
By end of December 2013:
Integrated B+L sales and marketing structures to Valeant model and transferred employees to Valeant legal entity Russia
92% of field force successfully integrated in Valeant team
Overall
Integrated Supply Chain, Finance, Regulatory from August to December 2013
Simultaneously integrating another acquisition (Natur Produkt), allowing us to go through organizational change once, with minimal business interruption
Tracked execution weekly initially, then bi-weekly; included elements in 2014 KPI’s
Overview of Russia’s Bausch + Lomb Integration
th

My Personal Reflections . . .
Valeant is a ‘nuts and bolts’ company, focusing on results and having the best people in the right roles in the organization.
Trust is normally earned. This is earned through results at Valeant. Once you have that trust it makes work easier.
Our entrepreneurial culture and apprenticeship model creates career opportunities and empowers people to take ownership of their business.
Building a business from the ground up is extremely challenging and personally rewarding. It is not for everybody but it is for me.
I have grown professionally and am a good example of the Valeant model of empowerment. It is something I push downwards also. Personally, I am ready for the next challenge and so is my team.
In 2011 I was invited to a leadership meeting in the USA. We met with
Mike, other senior leaders and members of the Board of Directors. I was pleasantly surprised at Board members’ involvement and this is what makes Valeant different.

78 Speakers Update on Bausch + Lomb Growth and Value Creation (Blueprint for Allergan)

79 Speakers Tracy Valorie VP, Marketing Pharmaceutical Ophthalmology

Tracy Valorie
VP, Marketing Pharmaceutical Ophthalmology
Background
20+ years in Pharma industry
Bausch + Lomb
–
Vice President of Pharmaceutical Marketing
–
Former Global Head of Glaucoma
Pfizer
–
Global Commercial Lead of Ophthalmology
(Xalabrands and Macugen), mid-stage development
portfolio, and long-range planning
Experience in discovery, clinical development, commercial
assessment, marketing and strategic planning
Previous board membership The Glaucoma Foundation
and ARVO Foundation for Eye Research  (AFER)
Education
M.B.A., Rensselaer Polytechnic Institute
B.S. Molecular Biology, University of Connecticut

Evolution of US Bausch + Lomb Professional Business
B+L Legacy: 3 Distinct Global BUs with
siloed operating model
Siloed business units
Minimal communications
Inefficient resource allocation across
businesses
Global
Rx
Global
Vision
Care
Global
Surgical
Valeant operating model: 3 Units rolling up
into decentralized US Eye Care business
Greater communication across Units
–
Leverage institutional knowledge to
support overall business
Improve operational efficiencies; share
resources
Bausch + Lomb
US Eyecare
Global
Mktg
BU
Director
US Sales
Global
Mktg
BU
Director
US Sales
Global
Mktg
BU
Director
US
Sales
US Lens
US Surgical
US Rx

US Rx Pharma: Where We Started
Strongest of the three US B+L businesses
–
Robust product line covering numerous
therapeutic categories
–
Established relationships with Eye Care
Professionals and experienced Sales
Professionals
–
Effective lifecycle management
programs (e.g., Bromday Prolensa)
Inefficiencies in operating model
–
Duplicative global and US marketing
–
Unfocused and fragmented marketing
spend
–
Overstaffed central commercial
operations support

US Rx Pharma: Continued Momentum Under
Valeant Operating Model
Applied Valeant operating model:
–
Did not disrupt customer-facing organization
–
Removed duplicate marketing organizations
–
Leaned out commercial support functions
–
Eliminated management layers
–
Invested behind priority growth brands and
promoted products
Executed Bausch + Lomb integration decisions
–
Separated US Rx business from OTC /
Vitamins / Generics
–
Accelerated non-personal promotion for
remaining portfolio
–
Continued focus on successful launches of
Prolensa and Lotemax Gel
Maintained investment in late-stage pipeline
(e.g., Latanoprostene bunod) and key lifecycle
projects (e.g., next generation “Lotemax Gel”)
TRx Thousands
831
880
1Q 2014 1Q 2013
+6% p.a.
US Rx Pharma Prescription Trends

US Lens: Where We Started
Aging, non-competitive, declining, and
unprofitable business
Despite inventing the category, Bausch + Lomb
suffered sustained share loss due to lack of
innovation and focus
–
Poor performance masked by combining
results with profitable LensCare business
–
High management turnover; frequent changes
in strategic direction
Bloated cost structure
–
Duplicative global and regional management
and marketing
–
Ineffective and competing channel strategies
–
Complex sales model with numerous (40+)
and unaligned incentive plans

US Lens: Performance Turnaround
Applied Valeant operating model and
returned to profitability:
–
Replaced entire senior management team
and removed two layers
–
Transferred LensCare to Consumer
(natural owner), exposing under-
performance of Lens business
–
Developed tailored channel and pricing
strategies for independents and retail
–
Aligned incentive compensation to deliver
short and long-term performance
Launched Ultra and PureVision 2 MF
Increased and accelerated investment in
pipeline products (e.g., Ultra MF / Toric,
Biotrue ONEday Toric)
Total US Lens Product Sales
USD Millions
2008 10 09 12 11 2014E 13
-5%
+15%

Our Launch Brands: Delivering Long-term Value
Ultra
Transformative SiHy FRP lens that provides
unsurpassed comfort and vision all day
Novel launch strategy ensuring strong uptake
by eye-care professionals
Biotrue ONEday
High water, mid oxygen, non-silicone
hydrogel daily disposable lens
Designed to work like the eyes to provide
comfortable vision throughout the day
PureVision 2 Multifocal
Multi-focal product launched in Q3 2013
Redesigned MF lens to address comfort
issues
Strongest pipeline in industry for the next decade

US Surgical: Where We Started
Underperforming, marginally profitable
surgical business losing share to major
competitors
–
Ineffective senior management team
–
Dysfunctional selling model with multiple
sales forces selling against each other
–
Complex customer contracting process
and terms
–
Never integrated TPV after acquisition
Bloated overhead structure
–
Multiple layers of leadership
–
Scattered “commercial operations” centers
across the country
–
Unclear portfolio prioritization for
commercial investments
Stellaris

US Surgical: Performance Turnaround Under
Valeant Operating Model
Replaced top management team and
removed unproductive costs
Redesigned go-to-market approach
–
Simplified and standardized
contracting and selling process
–
Realigned rep incentives
–
Prioritized marketing and sales spend
behind growth products
–
Developed tailored channel strategies
(e.g., ASCs, hospitals)
Invested in new products (e.g., Cirle
navigation) and surgical platform
extensions (e.g., StellarisPC)
Total US Surgical Product Sales
USD Millions
2014E 2013

Promising Surgical Late-stage Pipeline
Fragmentation Needle
StellarisPC Integrated Laser
Stellaris / StellarisPC Upgrades
Stellaris Advanced Cataract Procedures
Light Fibers
Cirle 3D Surgical Navigation
StellarisPC Pack Enhancements
Envista Toric
New Vitreo-Retinal Devices

My Personal Reflections…
Empowered to own / run the business
Empowered business development philosophy
Entrepreneurial business model (forward-thinking culture)
Accountable for both short and long-term numbers
Accessible executive leadership
Recognition of need to maintain visible customer-facing
investments in eye care space

91 Speakers Joseph Gordon General Manager, Consumer Health Care

Joseph Gordon
General Manager, Consumer Health Care
27 years in OTC Health Care
Bausch + Lomb
(2.5 years)
Worldwide Consumer
Wyeth
(19 years)
VP, Sales
VP, Marketing, Advil
GM, Nutritionals Business Unit
GSK
(5 years)
B.A. Economics, Rutgers University

Education
Background

Valeant Consumer: Healthcare Integration
Rolled out the integration as smoothly as possible, with minimal customer disruption (e.g., visited top customers within 2 weeks)
Combined 3 separate groups (Valeant skin care, B+L Lens Care, and
B+L Vitamins / Drops) into one Consumer organization
Leveraged existing top talent
Leveraged our increased scale (across all brands) to accelerate top-line growth
Greatly improved selling model (e.g., professional sales force that details OTCs to medical professionals)
Improved retailer relationships (e.g., category management and logistics)
Increased ability to allocate funds to highest value opportunities
Maintained financial discipline and improved bottom line margin
Consolidated brokers / agencies and renegotiated rates
Achieved numerous cost of goods reductions
Consolidated distribution centers

Valeant Consumer HealthCare is a Top 15 Health &
Beauty Care Manufacturer in the US
Lens solutions
Top brands: BioTrue,
Renu, Boston
Segment growth: -1%
Valeant growth: 8%
Vitamins/Eye drops
Top brands: Preservision,
Ocuvite, Opcon-A, Alaway
Segment growth: Flat
Valeant growth: 9%
Skin Care
Top brands: CeraVe,
AcneFree, Ambi
Segment growth: 1%
Valeant growth: 10%

Year-to-date Consumption +25%
Overall category -1%
Biotrue Challenge
Consumer Engagement / Trial Program
Eye care physician share of
recommendations +9%
16% to 25% share vs. 1 year ago
Professional sales force detailing
160 Eye health reps serving optometrists
Biotrue’s Growth has been Supported by Consistent
Investment in Eye Care Physicians and Consumer
Promotions

CERAVE
®
is the Fastest Growing Skin Care Brand
Top 10 Manufacturers Latest 52 Weeks 3-23-14
$ % Change vs prior year
Detailed by 153 Dermatology reps reaching ~5000
Dermatologists and skin care professionals
#1 Derm Recommended
Moisturizer Brand for:
-2.1%
JERGENS
NATURAL GLOW
GOLD BOND
ULTIMATE
CETAPHIL JERGENS VASELINE TOTAL
MOISTURE
AVEENO ACTIVE
NATURALS DAILY
MOISTURIZING
LUBRIDERM DAILY
MOISTURE
JERGENS ULTRA
HEALING
PRIVATE LABEL
23.0%
18.7%
17.1%
8.1%
6.7%
5.2%
4.8%
4.7%
-5.3%
96
Facial Moisturizer
Skincare for Eczema
Body Moisturizer
NOTE: Does not include all channels
Source: IRI Market Advantage; 52 WE 03/23/14

Eye Vitamins Strategy –
Two Distinct Brands
People with Age-related Macular
Degeneration
AREDS Study 1 & 2
ECP & Patient
Adults 45+ to Help Protect
Eye Health
Consumer Focus
Growth vs. PY:
Category:
+10%
-2%
Growth vs. PY:
Category:
+13%
-2%
Market
leader
Market
leader

3 of the 10 Top Selling SKUs in the Vitamins Aisle
Rank Description $ Sales
(000s)
1 Mega Red Omega-3 60ct $32,941
2 Ocuvite Adult 50+ 50ct $30,487
3 Emergen-C 1000mg 30ct $29,485
4 Centrum Silver Ultra Women’s 100ct $28,716
5 Align Probiotic 28ct $28,183
6 Align Probiotic 42ct $27,498
7 Airborne 10ct $26,646
8 PreserVision AREDS SG 120ct $25,401
9 PreserVision AREDS 2 120ct $25,331
10 VitaFusion MultiVites 150ct $25,046
Nielsen XAOC Calendar Year 2013
$81,219
Total Valeant brands

Help Protect Your Eye Health Ocuvite ® 360 Marketing Spend >$20M in 2014 99

Robust Future Pipeline in Consumer Products
PeroxiClear
CeraVe
– Baby
– Eye Cream
– Foot Cream
– Stretch
AcneFree formula
upgrade / Body Spray
/ Energizing
Soothe XP
2014 2015 2016+
Preservision AREDS 2
line extensions
Ocuvite gummies
CeraVe
– Cleansing bar
– Hydrating cleanser
(Shower)
Ambi natural line
AcneFree cleansing
brush
Luminesse
Next gen multi-
purpose solution
CeraVe Therapeutic
(Rosacea, Psoriasis)
AcneFree Overnight
strips

Valeant US Consumer: 10% Organic Growth Consumer Health products revenues USD Million 590 535 2013 2014E +10% 101

My Personal Reflections…
The outside perception of Valeant is much harsher than the actual environment
The best people get the job.  The best ideas get the funding
There is a true sense of empowerment and encouragement to lead
Own your business, invest like it is your own money
–
Gather facts, analyze, take action
–
Move very quickly
Unlike Big Pharma, we are not a powerpoint heavy company -
marketers don’t spend half their week creating presentations to management
Don’t have to worry about the consequences of failing – “all in it together” attitude

103 Speakers Gaelle Waltinger Vice President, Western Europe

Gaelle Waltinger
Vice President, Western Europe
Background
16 years in Pharma and Healthcare
Bausch + Lomb
(5 years)
–
General Manager Germany, Austria, and Switzerland
Novartis Pharma
(6 years)
–
Marketing and Sales management roles in France,
Switzerland, and Hungary
PwC
(5 years)
–
Healthcare and pharma
Education
Master’s Degree in International Law and Finance,
Master’s Degree in Quality and Organizations
Management, ESCP Europe

Organic same
store sales
growth (13-14E):
Organic same
store sales
growth (08-13):
Western Europe: Above-Market Sales Growth Post-
B+L Acquisition and Even Stronger EBITA Growth
+6%
Revenues
Constant USD Millions
+2%
891
804
784
751
735
744
753
2009 2008 2013 2014 2012 2011 2010
5% growth in Q1
YOY from 2013-
2014
Increased EBITA
margin from 28% to
42% through new
Valeant operating
structure
Strong post
acquisition growth

Valeant’s Western European Product Portfolio
8
OTC
24
14
Rx reimbursed
Gx reimbursed
3
RX free pricing
Vision Care
Surgical
25
1 In constant USD; excludes BD revenues and Solta
~85% of portfolio is not subject to price control, reimbursement or patent expiry
~60% of pharma portfolio is free pricing and growing +10% year-on-year
Percent of sales
100% = $ 854M
1
26

U.K. and Ireland
$114M sales,
+4% YoY
~99 employees
Nordics
$39M sales
+14% YoY
~39 employees
DACH
$231M sales,
+7% YoY
~247 employees
Italy
$105M sales,
+11% YoY
~109 employees
Iberia
$102M sales,
+16% YoY
~125 employees
France / Benelux
$263M sales,
+7% YoY
~295 employees
R&D
Munich (surgical) 58
Berlin (pharma) 35
1 All sales in constant USD
Western Europe: Each Cluster Is Independent

1

OTC / Pharma
Bold Moves, using Valeant’s Mode of Operation
Vision Care
Surgical
108
Diversifying from eye only into OTC, thus gaining more critical mass
Geo Expansion:
Investing in the Derma / Aesthetic field with Obagi and Solta: sales forecast $20M in 2015
Local cross-promotion partnerships with global players
Launching superior new products Biotrue ONEday and Purevision2HD winning in high growth segments
Exploiting growing Private Label segment opportunities across all franchises, across Western Europe
Winning with Key Accounts: Optic 2000, Fielmann, Specsavers
Leveraging equipment share (25%) through portfolio selling approach
Focusing on key drivers, align R&D and BD with customers expectations
Acquiring new IOLs product ranges giving Valeant access to 70% of the market we could not participate with B+L existing portfolio
Simplified approval process for Equipment sales and clear guidance for the field force on margins requirements
3 year sales est.: $19M from Valeant portfolio, $11M from B+L portfolio
70 launches by end of 2014, 80 launches in 2015-16

Robust Future Pipeline in Western Europe
2014 2016-2017+
Ophthalmology
portfolio
Bimatoprost PFO3
Conineff
Dorzolamide PF
Dorzolamide+Timolol PF
Levocabastine PFMD
Timolol PF
Eyefill C.
Eyefill D.C.
Eyefill H.D.
Eyefill M.B.
Eyefill S.C.
Brimonidine+Timolol
Moxifloxacin PF
Netildex
Ceforuxim (optha-
use)
Besivance
Bimatoprost PF
Bimatoprost+TimoIoI
Latanoprost PF
Latanoprost+Timolol PF
Travoprost
Travoprost PF
Travoprost+Timolol PF
Dermatology
portfolio
Betamethasone/Salicylic
Lulliconazole
Mupirocin ointment
Tretinoin cream
Obagi
Vision Care /
Surgical
portfolio
New Si-Hi Monthly
Contact Lens
Victus extension indication
New Peroxide
High speed
vitreotome
Biotrue ONEday
Teneo
Victus 3.2
Stellaris PC endolaser
Ambroxol syrup
Paracetamol/Pheniramine
Hemorrhoids
cream
CinqsurCinq
Clens
Cetirizine
Ibuprofen/
Pseudoephedrine
Pelargonium
OTC
portfolio
$ 144M $ 117M+
Estimated peak sale
revenues
GEO-expansion 80 launches 70 launches
2015
$ 59M
Ongoing
negotiations in key
categories
1
:
Over 300M
peak sales
Covers the
entire
spectrum of
selling
categories
High
likelihood to
be delivered
109
Pain/ ortho
OTC
Dermatology
Ophthalmology
1 Additional products under negotiation, peak sales not included in current estimate for 2016-2017+

The challenge for WE was to quickly apply the new model and thinking of Valeant as there were no Valeant people based in W Europe. What we did:
–
Decentralized structure: we eliminated interference with corporate and adapted to local realities
–
Combined 3 B+L business units into one company with 1 GM holding the decision making power
–
Newly promoted management: investing in “hungry” talent and offer them an opportunity to demonstrate what they can do
People: headcount reduction of 28%, shared G&A resources
Costs reduced by $67M (annualized run rate realized end 1Q14)
–
Fast execution of social plans in all countries completed by end of 2013
–
COGS optimisation by bringing manufacturing in house and / or in Europe for products manufactured by third-parties or in U.S. (e.g., Biotrue, Ocuvite)
–
Margin improvement by taking back the Valeant business in Western Europe
(~$20M) previously managed by distributors
HR and Finance get much more responsibilities and are real change agents, supporting the mindset turnaround
Overview of Western Europe’s Bausch + Lomb
integration

My Personal Reflections . . .
There aren’t many healthcare companies where you find a 42 year old female running a $1 billion business. That is possible at Valeant. We bet on management, not on science. We give more opportunities to our people to demonstrate what they can
Rules are very clear: only your performance and ethics count. Mistakes are allowed, underperformance is not. This way you save a lot of time, have sole focus on business while taking risks to try new things
It is scary from the outside because it is challenging all the conventions. It is THE exception in the healthcare world. But it makes so much sense once you live it
You must like entrepreneurship, speed and autonomy+++. There is no one to tell you how to position your brand, no one to review your KPIs.
But we are all in it together and it’s a lot of fun

112 Speakers Thomas J. Appio Vice President, North Asia / Japan

113
Thomas J. Appio
Vice President, North Asia / Japan
Background
27 years in Pharma/Healthcare (15 years in Asia Pacific)
Bausch + Lomb
(4 years)
–
VP North Asia / Japan
–
Managing Director Greater China
Schering-Plough
(23 years)
–
General Manager Korea and Hong Kong
–
Global Integration Planning Lead
–
General Manager Hong Kong
–
Director New Zealand
–
Director of Operations and Administration Venezuela
–
Director of Operations Asia-Pacific and South Africa
–
Senior Auditor and Compliance
Education
B.S. Accounting, Arizona State University, W.P. Carey
School of Business

North Asia Overview
B+L creating platform for
growth in fast growing markets
(e.g., China, Korea)
2014E Sales: $663M
2014E EBITA: >30%
Strength across segments,
lens, lens care, aesthetics,
pharmaceuticals & surgical
2 manufacturing sites in China;
1 Distribution Center in Hong
Kong
2,051 colleagues
China
$236M sales
2 manufacturing sites
(Pharma and vision care)
Hong Kong
$35M sales
1 Distribution Center
Taiwan
$41M sales
Japan
$293 M sales
Korea
$59M sales
* 2014 estimated sales & EBITA in constant dollars

B+L Created Growth Platform for Valeant in China
Beijing
Shanghai
Jinan
1.3 billion people
Growing affluence & consumerism
Elevating interest in health & beauty
Developed
Developing
Underdeveloped
Not developed
Valeant business status
Sales force deployment
Pharmacies
Hospitals
Optical stores
Distributors / wholesalers
Shanghai

Valeant China Market Snapshot
Vision Care
China vision care market $481M in
2013 with 13% growth
Valeant growth of 19% with 24%
market share; #2 in contact lenses
Broad portfolio addresses consumer
vision care needs across segments
& city tiers
Strong distribution network
Capitalizing on fast growing
cosmetic lens segment
Rich pipeline of future lens launches
Best selling clear lens SKU in China
Multiple offerings to meet different consumer needs
Fashion trend with cosmetic lens
#1 vision care brand in China & most recognized by Chinese consumers

Launch Experience in China
2014
2013
2012
SofLens Daily
Disposable Toric
LACELLE Daily LACELLE Color Daily
NATURELLE Daily
Black
PureVision2 NATURELLE Daily Brown
RENU Fresh BIOTRUE
LACELLE
Half yearly & yearly
LACELLE Color
Half yearly & yearly
PureVision
Bandage Lens
(Vision Care)

Valeant China Market Snapshot
OTC/
Pharmaceuticals
Eye drop market $500M in 2013 with 11% growth
Valeant growth of 23%, with 16% market share
#1 OTC eye drop
brand - Mioclear &
Moisten
Iviz
Levsaxin - Antibiotics
Future growth
through local
development
#1 Visocoelastic
Continue to gain
share in eye drop
steroid market
Lotemax
First China FDA
approved & #1
bandage lens
#1 eye drop company in China with strong pharmacy & hospital coverage
PureVision

Valeant China Market Snapshot
Medical Devices
First China FDA
approved femtosecond
platform for Cataract &
Refractive Procedure
Cataract & Retinal
machine installed
over 1,000 units
The fastest
growing
monofocal IOL
Leverage existing
infrastructure, network &
knowledge entering into
aesthetic market
Rich experience in medical device & grow consumables by equipment placement
Strong synergy between pharmaceutical & medical device team
Intraocular Lens “IOL”
Surgical market size $200M in 2013 with 12% growth
Valeant market share 16%, beat market growth by 4%

Launch Experience in China 2014 2012 CeraVe Single Dose Kids New size HA single-dose Fraxel B+L brand Zylet enVista 2013 Crystalens OTC / Pharmaceuticals Stellaris PC 120 Medical Devices

Overview of Valeant China Team Head of China (1585 FTEs) R&D (43) Sales (602) Marketing (26) Manufac- turing (730) G&A (76) Other Commercial (108) 121

China: Post-acquisition Valeant Growth
Accelerates to 21%
+2%
+21%
Vision
Care
2014E
Surgical
OTC/
Pharma
236
2013
194
2012
191
Total Revenues
Constant  USD Millions
92
110
80
65
84
38
42
31
80
122
21% growth in Q4 YOY
from 2012-2013
44% growth in Q1
YOY from 2013-2014
Increased EBITA by 50%
through new Valeant
operating structure
Strong post acquisition
growth

My Personal Reflections…
Ethics
(Strong & Supportive
Compliance Mindset)
Results
(Challenges Thinking &
Status Quo)
Speed
(Drives Commitment &
Conviction)
Candor
(Stimulates Thought & Reflection)
Entrepreneurship
(Generates Energy & Efficiency)
Trust
(Motivates &
Creates Ownership)

124 Unique Innovation Model and Future Pipeline

125 Speakers Dr. Tage Ramakrishna Chief Medical Officer; Head of R&D and Quality, U.S.

Dr. Tage Ramakrishna
Chief Medical Officer; Head of R&D and Quality, U.S.
Background
Progenics Pharmaceuticals
(4 years)
–
VP Clinical Research
Nycomed
(formerly Altana) (5 years)
–
Corporate VP International Drug Safety
Insmed Inc.
–
Medical Director
Degge Group
–
Pharmacovigilance Consultant
Education
B.A. in Biology, Rutgers University
M.D., Karol Marcinkowski University of Medicine
Medical College of Virginia

1. Products developed in our labs
2. Lifecycle management programs
4. Late-stage product in-licensing
5. Late-stage / pre-launch product
acquisition
3. Branded Generics development
We Build a Robust Pipeline Drawn from Internal and
External Sources
Our output-driven R&D
approach has delivered
more launches than most
competitors
Our approach to R&D is
lower cost and lower risk
without sacrificing quality or
likelihood of approval
We have a robust internal pipeline, which is
supplemented with aggressive business
development

Focusing on R&D Output Rather than Input
Traditional Big Pharma input-driven
approach
Focus on shots on goal
Higher spend levels assumed to
generate more new products
Incentives linked to investment levels
Valeant’s output focused approach
Focus on productivity – outputs
measured against inputs
Lower risk projects
Decentralization helps ensure right
products for right markets
Focus on line extensions and new
indications
Portfolio prioritization via rigorous,
unbiased peer scientific review
With overall industry R&D
productivity steadily declining,
traditional bets on R&D are unlikely
to pay off

We Leverage a Variable vs. Fixed Cost Model
Discovery
Pre-clinical
PK / PD
Formulation
Clinical /medical
strategy
Clinical operations
Regulatory
Safety /
pharmacovigilance
Very limited (e.g., Dow scientists)
Limited to 3 FTEs
Fully outsourced
In-house capabilities through Dow and Bausch + Lomb
4 FTEs for protocol design, trial design, etc.
Fully outsourced
Substantial outsourcing, small team focused on strategy
Largely outsourced, have roughly 25% as many FTEs as
similar companies
Traditional R&D functions Valeant approach
Big Pharma traditionally
staffs all functions with
hundreds of FTEs and
uses selective outsourcing
We staff only the high value-add functions
Our model
Is not focused on “staffing for peak capacity”
Allows maximum resource flexibility and efficiency

Valeant Has Lean Decentralized R&D Capabilities Across
the Globe
Valeant presence
Seoul
Tokyo
China
Singapore
Berlin
Munich
Waterford
Irvine
Clearwater
Rochester
St. Louis
Tampa
Sydney
Poland
Brazil
Mexico City
Bridgewater
Petaluma
Bothell
Long Beach
Hong Kong
Montreal
Bothell
Montreal
St. Louis
China

2014 expected launches Pipeline Products
1. Products
developed in
our labs
~60 launches, including:
• Ambi Naturals Line (US)
• AcneFree Drying Lotion (US)
• Biotrue ONEday presbyopia (Canada)
• CeraVe Restoring Serum and Cream (US)
• CeraVe cream, lotion, cleanser, PM facial cream
(China)
• Jublia (Canada, US)
• Obagi 360 range and hydrate luxe (Hong Kong)
• Ocuvite + Lutein (Japan)
• Pilexil anti-dandruff and new formulation (Brazil)
• Preservision line extensions (US, Canada)
• Regenica (Australia, Canada)
• Soothe XP (US)
• Trulign toric (Canada)
~60 projects, including:
• Artelac Care (EU)
• Biotrue ONEday multifocal and toric (US, Canada,
Japan, Korea)
• BLIS IOL inserter (US)
• Envista Toric (US, Canada, Korea)
• IDP-118 for Psoriasis (US)
• Neoface and Neohair (Brazil)
• Netildex (EU)
• Obagi Clenziderm, Regenica, Gentle Rejuvenation
ranges (Hong Kong)
• Ocuvite gummy, 50+ and other extensions (US, EU)
• Ultra multifocal and toric (US, Canada)
• Victus 3.2 OCT (Canada)
2. Lifecycle
management
programs
~5 launches, including:
• Onexton (US)
• RAM 0.08% (US)
• Stellaris next generation (Australia)
~10 projects, including:
• Arestin for peri-implantitis (US)
• Lotemax  next generation (US, Canada)
• Thermage – Cheetah (US, Korea)
• Difflam line extensions (NZ)
3. Branded
Generics
development
~300 launches in 2014 across LatAM, Asia, EMEA,
including:
• Captopril (RU / CIS)
• Levsaxin (China)
• Yurelax (Mexico)
~150 projects, including:
• Bortezomib (Poland)
• Brinzolamide (Canada)
• Latanoprost (Brazil, MENA, Western Europe, CEE,
Korea)
• Zolendronic acid (Mexico)
Overview of Efforts that Fuel Product Development (1/2)

Overview of Efforts that Fuel Product Development (2/2)

2014 expected launches Pipeline Products
4. Late stage
product in-
licensing
~20
launches,
including: ~60
projects,
including:
5. Late
stage/pre-
launch
product
acquisition
~20 launches, including: ~20 projects, including:
• Emerade (US, ANZ)
• Ideal Implants (US)
• Lacelle line extensions (Hong Kong, China, Korea)
• Lodalis (Canada)
• Macugen (Japan)
• Neotensil (Canada, Hong Kong, Australia)
• Ortho K lens (China)
• Recrexina (Brazil)
• 317 Eximer (Korea)
• Cefuroxime (EU)
• Cirle 3D navigation (US)
• Latanoprostene bunod (US, Canada)
• MIM-D3 (US, Canada)
• Ocular redness therapy (US, Canada)
• Ossix plus (US)
• Traser (US)
• BV Metrogel (US)
• Eyefill (Western Europe, MENA)
• Peroxiclear (US, Canada)
• Luzu (US)
• Arucom (Brazil)
• Besivance (EU)
• Dexagel (CEE)
• Peroxiclear (ANZ)
• Prolensa (Canada)

Case Example: Jublia North America
PDUFA date June 20  , 2014
Developed a NCE on a very limited development budget of
$35M
¹
1 Total cost since 2006 (Valeant acquired in 2008)
2 $1.2B as per PhRMA profile 2013
Expected
peak sales of
$300-800M in
2018
th
Substantially lower cost than typical estimates of drug
development of approximately $1.2B per NCE²
Utilized distinctive development expertise where it matters
–
Internal team
focused on
critical activities
(e.g., study
design / management, regulatory interactions)
–
Leveraged DOW team for formulation expertise
–
All other activities via vendors / CROs
Made technical leads responsible for all functions related to their area –
lean ‘startup’ model
Lean project team of 7 FTEs

Allergan Claims the Proposed Valeant R&D Spend Would Only
Cover the Cost of Post-Approval Requirements
Our lean and productive R&D model enables us to fulfill post-approval requirements at lower cost
Allergan originally asserted they expect to spend ~$200M per year on post-
approval requirements, now updated to be on post-approval requirements and maintenance
We estimate it would cost us ~$100M per year to complete Allergan’s current post-approval requirements and maintain products, based on 11 ongoing clinical trials posted by Allergan as of May 27
th
, 2014

Allergan Claims Valeant Would Not Have Invested in Products
Such as Botox to Grow the Market
Our R&D model delivers successful line extensions and new indications at lower cost
Allergan stated they spent ~$2.2B on Botox, Alphagan / Combigan, and
Juvederm extensions
In preparation for our April 22
nd
presentation, we estimated it would cost us ~$1B
to develop the full set of Allergan line extensions and new indications; we then conservatively added another $1B for a total of approximately $2B
We believe we can fund the development of Allergan’s late stage programs to the next milestone with our stated $300M+ of R&D spend

Held a joint pipeline / portfolio meeting with R&D, Commercial, and Senior
Management to review status and scientific / commercial rationale for all projects
Utilized a scientific peer review process for all projects
All essential staff were identified and retained to ensure knowledge of programs and relationships were maintained
Only projects deemed high risk, duplicative, and with low commercial value by the joint team were terminated
Most programs were kept and are currently ongoing, or they have achieved development milestones, such as Ultra Contact Lenses and brimonidine.
Transitioned to our lean R&D model, including strategic outsourcing and creating a flat organization
Overview of our Approach to Bausch + Lomb Integration

My Personal Reflections…
Our lean and decentralized operating model works extremely well in R&D.  It allows projects to be developed quicker due to the lack of multiple layers and unnecessary global obligations
The lack of multiple layers of management, as seen in “Big Pharma,” allows quick development decisions to be made
We work much harder than others
There are no politics between therapeutic areas, common in most pharma companies
The Valeant model allows me to offer our R&D staff development and scientific opportunities that they cannot find in any other company
I have grown professionally by having responsibility for R&D on such an intimate, hands on level, which would not  be possible in the typical pharma model

138 Track Record in Capital Allocation

139 Speakers Howard Schiller Executive Vice President and Chief Financial Officer

Valeant Business Development
Deal activity since 2008
100+ acquisitions / licenses / co-promotes
$19B+ in capital deployed
Disciplined approach and objectives
IRRs of at least 20%
Statutory tax rates
Payback periods with 6 years or less
Deal types
7 Platform investments
Tuck-ins to supplement existing platforms
Declining assets at attractive prices generating superior returns

Growth Achieved in Platform Deals
Coria
Dow
Aton
Pharmaswiss
Sanitas
OraPharma
Medicis
Bausch + Lomb
22
21
15
12
10
7
5
2
-4%
N/A
30%
1%
4%
3%
3%
4%
27%
12%
33%
5%
5%
9%
4%
10%
1 From first year of acquisition
2 From first year of acquisition to most recent forecast
1)
2)
3)
4a)
4b)
5)
6)
7)
Quarters
Owned
Growth Year
before Acquisition
Deal
Organic Growth Since
Acquisition PY to 2013
(CAGR)
1
2

Returns On All Deals From 2008-2013
Achieved Deal Models Achieved Deal Models
Cumulative EBITA
USD Millions
Cumulative Net Income
USD Millions (includes corporate
tax structure)
6,092
4,846
5,750
3,781
Four deals fully paid back to date: Coria, Aton,
Elidel, Biovail (Dow expected in 2014)

+26%
+52%

An iconic company that had fallen on hard times
–
Stalled as a public company due to underinvestment and weak leadership
–
Began turnaround under Private Equity ownership
A stable of valuable assets in need of disciplined leadership
–
Strong brand recognition in a market where brand is important
–
Strong portfolio of durable products and rich late-stage pipeline
–
Significant presence in all major segments of eye health
Prescription drugs
Surgical products
Consumer / OTC products
Highly complementary with Valeant
–
Businesses with attractive fundamentals
Fast growing categories
Largely cash-pay and private insurance
Strong brands
Durable products
–
Strong combined portfolio in emerging markets
–
Offered an at-scale entry into China; introduction into Turkey and the Middle East

Bausch + Lomb Was A More Complex Integration
Than Allergan Would Be
Number of
employees
13,000 11,400
Manufacturing
plants (primary)
14 6
Revenues in
North America
41% 66%
Revenues in
Emerging Markets
~25% ~17%
SKUs 200,000 Far fewer

How We Integrated Bausch + Lomb
Not one, but 50+ decentralized integrations
Targets built from the bottom-up, with disciplined cost
synergy tracking
Fast, fair and best-of-the-best team
talent selection
Moved quickly to minimize disruption and course corrected
where needed
Folded into decentralized Valeant operating model
Maintained flexibility where necessary (e.g., global contact lens manufacturing)
Protected customer facing activities: no changes to US B+L
sales force; minimal impact on ex-US B+L sales force

How We Integrated Bausch + Lomb (continued)
Focus on stabilizing (and accelerating) acquired
business assets first
Reduced duplicative / oversized G&A functions
Eliminated global BU and regional structures and
overhead
Rationalized regional facilities footprints, including US
HQ in NJ
Switched to zero-based budgeting process

Most Reductions (40%) Were to B+L’s Bloated G&A
B+L CEO
% Reduction
to B+L personnel
US Commercial
9%
Consolidated and leaned parallel commercial teams (Pharma, Surgical, Vision Care)
and large Commercial Operations staff (6%)
Reduced marketing management (3%)
Europe
19%
Consolidated commercial teams (10%)
Eliminated redundant regional HQ and country-level G&A (6%)
Consolidated country-level Ops and R&D (3%)
Latin America
33%
Consolidated commercial teams (14%)
Eliminated redundant G&A (10%)
Consolidated country-level functional leaders in Ops and R&D (9%)
Asia
6% Eliminated redundant G&A
Canada 14%
Consolidated commercial teams (10%)
Eliminated duplicate G&A and functional leaders (4%)
Global Supply
Chain
3%
Eliminated global infrastructure creating “one size fits all” policies and pushing all products to all markets
Global R&D +
Quality
23%
Eliminated high-risk projects, increased use of outsourcing, and eliminated redundant leadership in 3 parallel R&D organizations (17%)
Consolidated country-level personnel (6%)
Corporate
Center
Leaned bloated Finance, IT, Legal, HR, Global Marketing and Corporate
Communications teams (60%)
Consolidated G&A from parallel global BUs (Pharma, Surgical, Vision Care) (6%)
66%
Actions taken

Bausch + Lomb 2014 Run Rate Savings
Combined
baseline
Target
synergies
(% of
baseline)
Q1 2014
run-rate
savings Team
2014 exit run
rate as a
percent of
target
US Corporate
US Commercial
LatAm
Canada
Asia
Europe
Global R&D
Quality
Ops / Supply Chain
Total
339
727
187
100
352
611
309
39
2,226
4,890
159 (47%)
155 (21%)
51 (27%)
21 (21%)
81 (23%)
178 (29%)
178 (58%)
5 (13%)
30 (1%)
857 (18%)
125
122
42
16
62
140
126
5
20
657
91%
99%
118%
106%
105%
111%
99%
96%
198%
105%
$ Millions
2014 exit
run-rate
savings
145
154
60
23
85
198
176
5
59
904

Bausch + Lomb’s Global Organic Growth Rates
Bausch + Lomb
businesses
Growth since
acquisition
1
US 14%
ROW Developed markets 4%
Emerging markets 16%
Total 10%
1 Through Q1 2014
Volume / mix: >9%
Price: <1%
Volume / mix: 13%
Price: 1%

150 Valeant Has Increased Bausch + Lomb’s Growth Global sales USD millions 2012 2014E 2013 +3% +10% 3,038 3,130 3,435

Our Experience With Bausch + Lomb Provides
An Excellent Blueprint for Allergan
Significant performance improvement to be gained by
decentralizing and eliminating global / regional leadership layers
Valeant GMs are well versed in rapidly identifying and capturing synergies, while keeping the business growing
Complementary product portfolios can be leveraged by existing sales forces from Day 1
Valeant R&D is very experienced bringing discipline to R&D teams that have grown up with “Big Pharma thinking”
Potential to improve capacity utilization (over time) across operational footprints, given product similarities
Untapped leadership potential often exists 2 or 3 layers below top management

152 Revised Bid for Allergan and Next Steps

Proposed Transaction Review - consideration
Cash/Share
1
$58.30
+ Exchange Ratio 0.83
Allergan Ownership
1
43%
Improved Proposal
Offers a substantial premium to unaffected $116.63 share
price as of April 10
th
, 2014 the day before Pershing Square
crossed the 5% Schedule 13D ownership level and
commenced its rapid accumulation program
DARPin CVR provides value of up to ~$25.00 per share
2
1. Financing commitments for $18.9B from Barclays, RBC Capital Markets, The Bank of Tokyo- Mitsubishi UJF, Ltd.,  Deutsche Bank,
DNB Bank ASA, and HSBC. Based off of diluted shares of 310.9M.
2. Based on Allergan’s assumptions in its May 12, 2014 presentation.

Value of an Allergan Share:
Key Assumptions
1. Source for analyst consensus: FactSet
2. Based on Allergan's assumptions in its May 12, 2014 presentation
2014 non-GAAP EPS Guidance: $5.64 to $5.73
Unaffected share price of $116.63 as of April 10, 2014 the day before Pershing Square crossed the 5% Schedule 13D ownership level and commenced its rapid accumulation program
Unaffected 2014 P/E multiple of 21.3x as of April 10, 2014 based on consensus
1
2014 Cash EPS Guidance: $8.55 to $8.80
Unaffected 2014 P/E multiple of 14.2x as of April 10, 2014 based on consensus
1
Unaffected 2014 P/E blended multiple of 16.8x as of April 10, 2014 based on consensus
1
Assumes the transaction closed and full synergies realized on January 1, 2014
Cash EPS Accretion relative to standalone Valeant: 25% to 30%
CVR provides value of up to approximately $25.00 per share
2
Allergan Standalone
Valeant Standalone
Weighted Average Blended Multiple for Valeant / Allergan
New Valeant Pro Forma Cash EPS
Pro Forma Cash EPS of $10.90 to $11.22 assuming 27.5% accretion (midpoint)
CVR

Proposed DARPin CVR Structure
1 Based on Allergan’s assumptions in its May 12, 2014 presentation.
Stand-alone entity
Current Allergan employees will continue to work on DARPin
Five member independent advisory board will be established to oversee the clinical development and regulatory processes
Allergan will propose eight members, of which five will be
chosen by Valeant (combination of business people and
scientists)
CVR holders are entitled to 40% of net sales for 10 years
1
in
excess of the $400M
1
invested in R&D
Based on Allergan’s estimated of up to $20B
1
in net sales over
10 years
1
, the CVR provides value of up to approximately
$25.00 per share
Valeant will invest up to $400M
1
to develop DARPin

Value of an Allergan Share:
Allergan stand-alone vs. Valeant proposal
Stand-alone Allergan
$120.13 to $122.05 per share based on 21.3x 2014 P/E multiple to recently revised EPS guidance
Premium to unaffected price: 3.0% to 4.6%
Valeant Proposal
1. For Allergan shareholders to receive value of $180 to $200 per share (excludes CVR)
New Valeant would need to trade at a 2014 P/E multiple of 13.1-15.7x or $146.63 to
$170.72 per share
Premium to unaffected price: 54.3% to 71.5% plus the value of the CVR
2. If New Valeant trades at a blended multiple of 16.8x
Total value per Allergan share of $210.29 to $214.75 (excludes CVR)
Premium to unaffected price: 80.3% to 84.1% plus the value of the CVR

Value of an Allergan Share:
Allergan stand-alone vs. Valeant proposal
Stand-alone Allergan
$120.13-$122.05
P/E Multiple
Premium to
unaffected price
$210.29-$214.75
21.3x 16.8x
3.0-4.6%
Allergan shareholders
receive value of $180-$200
per share
$180.00-$200.00
13.7-15.7x
54.3%-71.5%
plus CVR value
Allergan share price Total value per
Allergan share
Total value per
Allergan share
Valeant Proposal
New Valeant trades at a
blended multiple of 16.8x
Blended Implied
80.3%-84.1%
plus CVR value

Our Response to Yesterday’s Allergan Release 158

Speakers J. Michael Pearson Chairman of the Board and Chief Executive Officer 159

Yesterday, Allergan Published an Analysis of Valeant
That Was Full of Errors
• It is unfortunate that Allergan hasn’t taken the time to understand our business
• We have offered many times to sit down with Allergan management to:
• Allergan management has refused these invitations
• The numerous inaccuracies in Allergan’s analysis call into question the quality of the analysis they, and their advisers, have done on the attractiveness of a deal
• Our presentation so far has hopefully helped Allergan’s management team,
Board and stockholders better understand Valeant’s robust business model
• We remain confident that investors have a clear view of this deal’s potential

– Explain our business
– Explore value creation potential of a combination of our businesses

Assertions Made By Allergan
•
Valeant’s pro-forma organic revenue growth is negative for fiscal year 2013 and Q1 2014
•
Bausch + Lomb’s Rx Ophthalmology revenue growth is driven by unsustainable price increases
•
Our management has no experience running large, global brands
•
Medicis performance has rapidly eroded
•
Valeant has overstated the synergy potential of a Allergan/Valeant combination
•
Allergan has a significantly stronger market share position in the largest, fastest growing, emerging markets
•
Valeant’s stated combined company tax rate is neither achievable nor sustainable
•
Valeant’s adjusted cash-flow metric is misleading
•
Valeant is a second Tyco
•
Valeant’s management lacks experience in pharmaceuticals and has experienced significant turnover

Dissecting Organic Growth Rates
Allergan alleges: Actuals:
8
1
N/A
-1.4
Organic Growth
Including Generic
Impact
Pro-Forma Revenue
Growth Ex-Generic
Impact
Pro-Forma Revenue
Growth Including
Generic Impact
Organic Growth Ex-
Generic Impact
Q1 2014
Revenue
Growth Rates
FY 2013
Revenue
Growth Rates
0
-0.5
10
N/A 7
4
1
8
Q1 2014
Growth
Rates
1
FY 2013
Growth
Rates
1
7
2
0
10
Allergan’s analysis
had several errors
Included total
revenues which
include:
Valeant is very
transparent about
our adjustments
1 Calculated using product sales
Percent
162
Allergan’s
calculations do
not adjust for the
impact of:
– Royalties
– Milestones
– Contract
manufacturing
revenue
– Currency
– Divestitures
– Discontinu-
ations

Our Actual Quarterly TRx Trends in US Prescription
Ophthalmology
2%
-17%
-11%
23%
28%
Lotemax
• With 2 exceptions, our products
have all experienced volume
growth quarter-over-quarter
• Allergan's analysis "cherry-
picked" select products and
excluded important products,
e.g.,
Lotemax Gel
Bromday franchise (including
impact of our Prolensa life-
cycle management)
TRx Trends for Q4 2013 vs. Q4 2012
Bromfenac franchise
(Prolensa/Bromday)
Allergan’s view Wolters Kluwer Data
Suspension,
Gel and
Ointment
-21%
-21%
-12%
N/A
12%
Alrex
Bepreve
Besivance
% of B&L US Rx
Business
80% 41%
Volume growth
7% -19%

Every One of Our Leaders Today has Worked on Billion-
Dollar-Plus Global Brands
Tracy Valorie Joe Gordon Gaelle Waltinger Dr. Tage Ramakrishna Tom Appio
164
Steve Sembler
Deb Jorn
Dr. Pavel Mirovsky
Dr. Leszek Wojtowicz John Connolly
President, OraPharma,
Sr. VP Neuro / Other
30 years in Pharma
and Healthcare
VP Marketing
Dermatology
34 years in Pharma
President and GM,
Europe
23 years in Pharma
and Medical
VP and GM Poland
20 years in Pharma
VP Russia and CIS,
GM Russia
23 years in Pharma
VP, North Asia / Japan
27 years in Pharma /
Healthcare
Chief Medical Oficer;
Head of R&D and
Quality, U.S.
10 years in Pharma
VP, Marketing
Pharmaceutical
Ophthalmology
23 years in Pharma
General manager,
Consumer Health Care
27 years in OTC health
care
VP, Western Europe
16 years in Pharma

Medicis – A Financially Compelling Transaction
Purchase price
$703M
$1,240M
$1,025M
$2,968M
Proceeds from
divestitures
1
Net investment
in Medicis
Tax-affected
cumulative EBITA
through Q1 2014
NOTE: Includes Sculptra
1 Assumes 170M taxes on proceeds
~2x effective
multiple on
2014E sales of
~$500M
(Including cost of
restructuring and
integration)
2014 launches:
Luzu and
Metrogel,

Expected Savings Are In Line With Precedent Transactions
Combined OpEx ($M) Synergies ($M)
5,800 Allergan
2,625
Medicis
Bausch
+Lomb
Biovail 667
1,099
900
2,700
300
350 n/a
36%
73%
49%
Allergan’s assertion Synergies / OpEx
~52%
~27%
~47%
~34%

Emerging Markets Are a Clear Strength of Valeant
Valeant 2014E
Revenues
•
Allergan only looked at ophthalmic Rx,
which represents <5% of Valeant’s
emerging market revenues
•
Valeant sales in the four markets
Allergan isolated deliver ~75% of
Allergan’s total sales in emerging
markets (including Japan)
•
Valeant’s aggregate growth in
emerging markets from 2011-2013
was 49%, Allergan’s was 11%
•
Valeant has made a specific decision
not to invest in India due to market’s
lack of IP protection and profitability
potential
•
Valeant also has critical mass in other
attractive
markets,
including:
Valeant Growth
2013-2014E
Russia $330M 63%
China $230M 154%
Brazil $210M 35%
India $40M 185%
– Vietnam
– South Africa
– Mexico
– Southeast Asia
– Turkey / Middle East

Sustainability of Valeant’s Tax Rate
Allergan’s Assertions
Actual
Tax Deferral
Structures and
Audit Risk
•
Taxing authorities are likely to heavily scrutinize
Valeant’s tax-deferral structures and transfer
pricing
•
Valeant does not have multiple deferral
structures
•
Valeant’s tax structure is compliant with all
applicable laws and undergoes the same
scrutiny as any other public company
•
Allergan itself uses tax deferral structures to
reduce its tax rate and which are subject to the
same scrutiny
Undisclosed
Cash Tax Cost to
Achieve “Tax
Synergies”
•
The upfront cash tax cost of migrating IP could
be substantial and…take over a decade to
recover
•
The cash tax cost could also have a significant
impact on the cash flows of the combined
company
•
Any costs are included in our estimated high
single digit tax rate
Tax Treatment of
Transaction to
Shareholders
•
Legislators…have recently proposed changes
to current US tax law which could make the
resulting Valeant/Allergan entity a US tax
resident
•
The majority of shareholders are not taxpayers
•
We do not speculate on whether proposed
legislation will be enacted
Significantly
Lower Tax Rate
vs. Re-domiciled
Pharma Peers
•
Valeant / Allergan tax rate expected to be “high
single-digit”
•
Valeant is not a recently inverted company, so
comparisons to recently inverted companies is
inappropriate
•
Valeant’s tax structure is a well-documented
advantage to shareholders

Allergan and Valeant Make the Same Adjustments to
Report Non-GAAP Earnings
• Inventory step-up
• Other amortization and non-cash charges
• Stock-based compensation step-up
• Stock Based comp (excluding step up)
• Contingent Consideration (accretion, adjustments)
• Restructuring and other costs
• Acquired in-process research and development / Milestone
Payments to Partners
• Asset Impairment Charges
• Acquisition-related costs
• Legal settlements
• Amortization of intangible assets
• Amortization of deferred financing costs, debt discounts and
ASC 470-20 (FSP APB 14-1) interest
• Loss on early extinguishment of debt
• (Gain) loss on investments, net
• Milestone Revenue
• Proceeds from Outlicensing Activities + Other Non-Recurring
Revenue
• Write-down of deferred financing costs
• Deferred Income Taxes
• Depreciation
• Deferred Revenue
Excluded
Excluded
Excluded
Included
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
Included
Included
Excluded
Excluded
Excluded
Included
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
Excluded
N/A
Excluded
Excluded
Excluded
N/A
Excluded
Included
Included
Source: SEC Filings

M&A Has Been An Important Part Of Many Leading
Healthcare Companies’ Growth Strategies
Number of transactions with >$50M deal value over the last 10 years
Source: Valeant actuals; all others Capital IQ
30
27
26
22
10
21

Both Allergan and Valeant Have Changed Segment
Reporting Under Current CEOs
2 Segments:
• Specialty pharmaceuticals
• Medical Devices
1 Segment: 4 Segments:
• US
• Europe
• Asia/Pac
• Other
2 Segments:
• Developed markets
• Emerging markets
4 Segments:
• US Neuro/Other
• US Derm
• Canada/Australia
• Emerging markets
5 Segments:
• US Neuro/Other
• US Derm
• Canada/Australia
• BGx Europe
• BGx Latin America
Source: SEC Filings
3 Segments:
• Specialty
• BGx Europe
• BGx Latin America
2000-2002
(Rev: $1.6B)
2002-2006
(Rev: $1.4B)
2006-2014
(Rev: $3.1B)
2008-2010
(Rev: $0.7B)
2011
(Rev: $2.4B)
2012
(Rev: $3.5B)
2013-2014
(Rev: $5.8B)
• Specialty
pharmaceuticals

Valeant’s senior management philosophy
Valeant’s business has grown dramatically over the past 3
years and we have consistently looked to expand and
upgrade our senior management talent
Management and the Board assess, on an annual basis,
the talent in each key role, given the rapid growth of our
company
We instituted the Company Group Chairman structure to
bring on a broader and stronger senior management team
Our current team includes a combination of internal
promotions, leaders retained in acquisitions and top-notch
external hires
Many departed executives have retired or become CEOs of
other companies

Assertions Made By Allergan
Valeant’s pro-forma organic revenue growth is negative for fiscal year 2013 and
Q1 2014
Bausch + Lomb’s Rx Ophthalmology revenue growth is driven by unsustainable price increases
Our management has no experience running large, global brands
Medicis performance has rapidly eroded
Valeant has overstated the synergy potential of a Allergan/Valeant combination
Allergan has a significantly stronger market share position in the largest, fastest growing, emerging markets
Valeant’s stated combined company tax rate is neither achievable nor sustainable
Valeant’s adjusted cash-flow metric is misleading
Valeant is a second Tyco
Valeant’s management lacks experience in pharmaceuticals and has experienced significant turnover

Closing Remarks
Our decentralized model has delivered strong organic
growth over six years
We have maintained / accelerated revenue growth for
nearly all platform assets acquired
Bausch + Lomb organic growth has accelerated from 4% to
10%+, almost exclusively through volume
We are committed to innovation through an output-driven
R&D approach that has delivered more launches than most
competitors

Closing Remarks (continued)
We have a rich late-stage pipeline. We will continue to
augment this pipeline with late stage product in-licensing,
partnerships and acquisitions
We can deliver Allergan’s post-approval requirements at a
lower cost and continue to invest in expansion of
indications within our leaner R&D model
We have generated consistent and superior cash-on-cash
returns over a six year period.  In aggregate we are
significantly ahead of our original deal models
We have a detailed bottoms-up understanding of Allergan
synergies coupled with a decentralized integration
approach that proves we will deliver (or exceed) our $2.7B
synergy estimate